SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the period ended December 5, 2003


                VERB EXCHANGE, INC.                              000-30683
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  (Translation of Registrant's name into English)              SEC File No.

                                       N/A
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                                  (Former name)

Suite 908, 1055 Dunsmuir Street, P. O. Box 49266, Vancouver, BC, Canada V7X 1L2
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                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

                  Form 20-F     X             Form 40-F
                             -------                     --------

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                     Yes                        No     X
                          --------                  -------

Verb Exchange Inc. announced the appointment of Ross Wilmot, a director of the company, to the position of Chief Financial Officer as of December 5, 2003. David Ebert, the company's current CFO, will assume new responsibilities as Senior Vice President, Corporate Affairs for Verb Exchange.

Mr. Wilmot comes to Verb Exchange having served as CFO in a number of technology companies, both private and public over the past ten years. As well, he has consulted to a number of companies in Canada and internationally and has been involved in numerous acquisitions and corporate finance transactions. Mr. Wilmot is a Chartered Accountant and is a graduate engineer.

Mr. Ebert in his new role will be responsible for significant initiatives such as the on-going negotiations with key suppliers, negotiation and maintenance of the contractual relationships governing the company's agency channel and in identifying and evaluating opportunities for the company to grow its business.




                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                VERB EXCHANGE, INC.


Date: December 8, 2003                      By:   /s/  David Ebert
                                                --------------------------------
                                                Senior Vice President,
                                                Corporate Affairs













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